UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of November 2012
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the press release of the Registrant, dated November 14, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
(Registrant)

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  November 15, 2012

Exhibit No.	Description
1	Press release, dated November 14, 2012

Exhibit 1

Jinpan International Reports Third Quarter 2012 Financial Results

CARLSTADT, N.J., Nov. 14, 2012 /PRNewswire/ -- Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced the unaudited consolidated financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Results
Net sales for the third quarter were $58.8 million, an 11.7% decrease from $66.6 million in the same period last year.  The decrease in sales was primarily the result of lower domestic China sales compared to the prior year period.  In the third quarter, domestic China sales accounted for $51.6 million, or 87.8% of net sales, compared to $59.1 million, which also represented 88.7% of net sales in the same period last year. Net sales outside of China for the quarter were $7.2 million, or 12.2% of net sales compared to $7.5 million, or 11.3% of net sales for the same period last year.

The sales of cast resin transformers (excluding those for wind power applications), switchgears and unit substations represented $55.2 million, or 93.9% of net sales in the third quarter, while wind energy products (cast resin transformers and VPI products for wind power applications) represented $3.6 million, or 6.1% of net sales during this quarter.

Gross profit in the third quarter decreased 21.4% year over year to $19.6 million from $24.9 million in the same period last year.  Third quarter 2012 gross profit margin was 33.3%, compared to 37.4% in the prior year period, and 30.8% in the 2012 second quarter. Gross margin decreased in the third quarter mainly due to lower gross margin on recently introduced products.

Selling and administrative expenses in the third quarter were $14.8 million, or 25.2% of net sales, compared to $16.5 million, or 24.8% of net sales in the same period last year.   Selling expenses decreased in the third quarter due to lower domestic product sales.

Operating income for the third quarter decreased 43.2% to $4.8 million, or 8.1% of net sales, from $8.4 million, or 12.7% of net sales, in the same period last year.

Net income for the third quarter decreased 53.7% to $3.9 million, or $0.23 per diluted share, from $8.4 million, or $0.51 per diluted share, in the same period last year.  Third quarter net income as a percentage of net sales was 6.6% compared to 12.6% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "For the first nine months of 2012, while our top line was in line with the prior year period, our bottom line was lower mainly due to lower gross margin on sales of  gas insulated switchgears and  certain types of VPI products. We priced these recently introduced products aggressively to penetrate the market.  Despite a softer economic environment in China, we were able to expand our cast resin transformer sales volume by 3% in the first nine months of 2012 compared to the same period last year.  We also took steps to improve efficiency and reduce costs, including a reduction in headcount within our administrative and manufacturing departments."

"Our Guilin facility is on schedule to complete its first phase of construction by year end and commence production by the end of the 2013 first quarter. As this new facility gradually ramps its production, more production capacity is expected to come on line throughout 2013 allowing us to capture a greater share of China's market for standard cast resin transformers."

"At the end of September, we had a backlog of approximately $104 million, of which we expect over 41% of this backlog to be shipped in the fourth quarter. In addition, we continue to receive meaningful orders in the fourth quarter enabling us to meet our full year sales revenue guidance.  We have modified our bottom line full year guidance to reflect pricing pressure associated with lower silicon steel costs, the primary component of our cast resin transformers.  As we look to 2013, we believe the once-a-decade leadership change at the national level can result in increased spending on domestic infrastructure projects positioning us well for new order flow in our domestic business, particularly in the second half of the next year.  We remain confident in our current and long-term operating initiatives which can improve our future revenue and profit growth."

Balance Sheet
As of September 30, 2012, the Company had $16.0 million in cash and cash equivalents, compared to $24.2 million at December 31, 2011. The Company's accounts receivable on September 30, 2012 totaled $132.8 million, compared to $110.4 million at December 31, 2011.  Notes payable in the 2012 third quarter decreased to $10.2 million compared to $13.6 million on December 31, 2011.  Total bank loans outstanding at September 30, 2012 were $33.9 million, compared to $23.0 million at December 31, 2011 and $45.3 million at June 30, 2012.

Financial Outlook
For the full year 2012, the Company currently anticipates net sales of $208-$219 million, a decrease of 0% to 5% compared to 2011, net income of $13.2-$14.3 million, a decrease of 40% to 45% compared to 2011, and gross profit margin of approximately 33% to 34% of net sales.

Conference Call Information
Jinpan's management will host an earnings conference call on November 14th, 2012 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing #1-913-312-0686.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through November 28th, 2012.  Listeners may access the replay by dialing #1-858-384-5517, access code: 4077527.

About Jinpan International Ltd.
Jinpan International Ltd. (NASDAQ: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its United States office is based in Carlstadt, New Jersey.

Safe Harbor Provision
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2011 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income (unaudited)
For the Three and Nine Month Periods Ended September 30, 2012

	Three months ended Sept 30 2012	Three months ended Sept 30 2011	Nine months ended Sept 30 2012	Nine months ended Sept 30 2011
(in thousands, except per share data)	US$	US$	US$	US$

Net sales	58,832	66,641	157,115	154,793
Cost of Goods Sold	(39,225)	(41,698)	(104,635)	(96,663)
Gross Margin	19,607	24,943	52,480	58,130

Operating Expenses
Selling and administrative	(14,819)	(16,508)	(39,922)	(38,074)
Operating income	4,788	8,435	12,558	20,056

Interest Expenses	(355)	(418)	(1,441)	(865)
Other Income	357	1,485	936	1,996
Income before income taxes	4,790	9,502	12,053	21,187

Income taxes	(886)	(1,072)	(1,827)	(2,739)
Net income	3,904	8,430	10,226	18,448

Earnings per share
-Basic	US$0.24	US$0.52	US$0.63	US$1.14
-Diluted	US$0.23	US$0.51	US$0.61	US$1.12

Weighted average number of shares
-Basic	16,168,251	16,163,696	16,168,251	16,163,696
-Diluted	16,709,705	16,452,359	16,718,793	16,426,253

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets

	Unaudited	Audited
	September	December
	30,	31,
	2012	2011
	US$	US$
Assets

Current assets:

Cash and cash equivalents	15,955	24,218
Restricted cash	854	322
Notes receivable	10,243	19,114
Accounts receivable, net	132,754	110,382
Inventories	37,094	36,675
Prepaid expenses	11,325	13,251
Other receivables	7,866	3,878

Total current assets	216,091	207,840

Property, plant and equipment, net	39,408	37,102

Construction in progress	17,018	2,406

Land use right	15,200	15,523
Intangible asset-Goodwill	13,328	13,371
Other assets	70	76
Deferred tax assets	1,295	1,044

Total assets	302,410	277,362

Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	15,008	21,426
Accounts payable	26,983	22,833
Notes Payable	10,276	13,611
Tax Payable	2,000	2,335
Advance from customers	15,912	12,642
Other Payable	22,008	22,072

Total current liabilities	92,187	94,919

Long TermLoan	18,903	1,550
Deferred Income	2,859	-
Shareholders' equity:

Common stock, US$0.0045 par value:
Authorized shares - 40,000,000
Issued and outstanding shares – 16,395,456 in 2012 and 2011	74	74
Common Stock, Warrants	-	854
Convertible preferred stock, US$0.0045 par value:
Authorized shares – 2,000,000
Issued and outstanding shares –none in 2012 and 2011	-	-
Additional paid-in capital	37,179	36,114
Reserves	12,023	12,023
Retained earnings	121,010	111,915
Accumulated other comprehensive income	18,633	20,392
	188,919	181,372
Less: Treasury shares at cost, common stock-215,306 in 2012 and 227,306 in 2011	(458)	(479)
Total shareholders' equity	188,461	180,893

Total liabilities and shareholders' equity	302,410	277,362

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2012 (Unaudited)

	Nine months ended September 30	Nine months ended September 30
	2012	2011

Operating activities
Net income	10,226	18,448
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	3,822	3,153
Provision for Doubtful Debt	1,604	696
Loss/(Gain) on disposal of fixed assets	(4)	12
Deferred Income Tax	(255)	(58)
Deferred Income	2,859	-
Stock-based compensation cost	211	184
Changes in operating assets and liabilities
Restricted cash	(534)	1,036
Accounts receivable	(24,325)	(31,475)
Notes receivable	8,811	(4,539)
Inventories	(536)	(13,750)
Prepaid expenses	1,885	(1,784)
Other receivables	(3,994)	166
Accounts payable	4,223	8,160
Notes Payable	(3,292)	(17,773)
Income tax	(328)	909
Advance from customers	3,310	8,588
Other liabilities	(58)	5,717
Net cash provided by/(used in) operating activities	3,625	(22,310)
Investing activities
Purchases of property, plant and equipment	(6,270)	(4,257)
Proceeds from sales of property, plant and equipment	28	31
Payment for construction in progress	(14,619)	-
Long Term Prepaid Lease	273	243
Net cash provided by (used in) investing activities	(20,588)	(3,983)
Financing activities
Proceeds from bank loan	46,890	27,555
Repayment of bank loan	(35,881)	(13,627)
Proceeds from exercise of stock options	22	-
Dividends paid	(2,264)	(2,264)
Net cash provided by/(used in) financing activities	8,767	11,664
Effect of exchange rate changes on cash	(67)	829
Net increase/(decrease) in cash and cash equivalents	(8,263)	(13,800)
Cash and cash equivalents at beginning of year	24,218	27,527
Cash and cash equivalents at end of the period	15,955	13,727

Interest paid	1,418	879
Income taxes paid	2,397	1,758

SOURCE Jinpan International Ltd.